EXHIBIT 99.1

Emerald Health Therapeutics Signs LOI with Sigma Analytical Services

Emerald agrees to sell Avalite analytical testing business and establish a preferred testing services relationship

VANCOUVER, British Columbia, March 09, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) (“Emerald”) has signed a letter of intent under which Sigma Analytical Services Inc. (“Sigma”), a full-service GMP-compliant testing laboratory for cannabis, hemp, and derived products, may acquire Emerald’s Avalite cannabis analytical testing operation. The companies also intend to establish a preferred partner relationship. Terms of the deal have been agreed to in principle and will be announced upon completion. Execution of definitive agreements is subject to due diligence and board approval of both companies and is expected to occur on or before April 19, 2020. Completion of the transaction will be subject to a number of conditions including settlement of final documentation and receipt of applicable regulatory and third-party approvals.

“We are very pleased to expand our testing services in Western Canada. We see many benefits in being physically close to our clients (licensed producers and processors) and building true partnerships with them to enhance the quality of products. This is the main reason why we also started expanding to Colombia in 2019,” said Dr. Kaveh Kahen, President and CEO of Sigma. “We believe having a complete analytical and microbiology testing lab for cannabis in BC would give us the opportunity to establish similar partnerships with the thriving craft cannabis sector, as well as large producers, in British Columbia and Alberta.”

Riaz Bandali, President and Chief Executive Officer of Emerald, said, "We believe the analytical marketplace has excellent growth dynamics based on the positive global trend to legalize cannabis. However, it is necessary to have a critical mass of scientific expertise and scale. In our view, the best growth opportunity for our Avalite operation is to integrate it with a dedicated analytical services company. We are very pleased with the opportunity to move forward with a constructive relationship with Sigma and its group of experts in this segment.”

About Sigma Analytical Services

Sigma Analytical Services Inc., headquartered in Toronto, Canada, is a full-service GMP-certified analytical and microbiological testing laboratory, offering comprehensive analytical services, method development and validation, and consulting, in cannabis and cannabis derived products. Sigma has operations and partnerships in North America and South America. Sigma continues to offer accurate testing services in the legal cannabis sector, while committing to advancing the understanding of cannabis science and establishing a global scientific network. As more countries legalize cannabis for medical and recreational purposes, this facilitation of research, knowledge sharing, and reliable testing, creates an invaluable addition in safety and quality.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms, its joint venture in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite, a premium craft operation with an  88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic greenhouse (78,000 square feet) and outdoor operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: execution of definitive agreements; completion of the proposed transaction; growth in the analytical marketplace; production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, results of due diligence; failure to obtain board approval; failure to obtain regulatory or third party approval; changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.